

Mail Stop 3030

October 19, 2010

Via Facsimile and U.S. Mail

Jun Ma
President and Chief Executive Officer
Vasomedical, Inc
180 Linden Ave.
Westbury, New York 11590

> **Re:** **Vasomedical, Inc**
> **Amendment 1 to Form 10-K for the year ended May 31, 2010**
> **Filed August 30, 2010**
> **Amendment 1 to Form 10-Q for the quarter ended February 28, 2010**
> **File No. 0-18105**

Dear Mr. Ma:

We have reviewed your letter dated October 6, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form 10-K for the fiscal year ended May 31, 2010

General

1. We note your amendment filed in response to our prior comment 3. It does not appear as though you have included the required signature page in your filing. Additionally it does not appear as though you have provided the certifications required by Item 601(b)(31) and (32) of Regulation S-K. Please revise your filing accordingly.

Amendment 1 to Form 10-Q for the quarter ended February 28, 2010

General

2. We note your response to prior comment 4. In determining that filing an Item 4.02 Form 8-K was not necessary, please tell us how you considered the guidance set forth in Question 101.01 of the Exchange Act Form 8-K Compliance and Disclosure Interpretations. Additionally please explain to us whether your Audit Committee concluded that your previously filed Form 10-Q should no longer be relied upon.

   You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

                                        Sincerely,


                                        Kevin L. Vaughn
                                        Accounting Branch Chief